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Exhibit 99.1(a)(5)(N)

Zebra Technologies Corporation 333 Corporate Woods Parkway Vernon Hills, Illinois 60061.3109 U.S.A. Telephone +1.847.634.6700 Facsimile +1.847.913.8766 www.zebracorporation.com

FOR IMMEDIATE RELEASE

Zebra Technologies and Fargo Electronics Amend Acquisition Agreement

        Vernon Hills, IL, and Eden Prairie, MN, February 5, 2002-Zebra Technologies Corporation (Nasdaq: ZBRA) and Fargo Electronics, Inc., (Nasdaq: FRGO) today announced that they have amended the acquisition agreement in connection with Zebra's tender offer for all outstanding shares of common stock (including associated rights to purchase preferred stock) of Fargo for $7.25 in cash.

        The amendment moves the period in which Fargo would have the right to terminate the acquisition agreement if clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 were not received. The amended termination period now begins on March 22, 2002, and ends on March 29, 2002. Previously, Fargo had the right to terminate the acquisition agreement during the period beginning on February 14, 2002 and ending on February 22, 2002. The companies made this amendment, because of the ongoing Federal Trade Commission review of the transaction under the HSR Act.

        Zebra and Fargo continue to be responsive to the FTC. They are working with the FTC to bring about a conclusion to the Commission's review of the transaction, and remain committed to bringing the transaction to a successful completion. Fargo and Zebra are currently unable to provide an expected date for completing the transaction.

        This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Fargo common stock. All stockholders should read the tender offer statement, as amended (including the offer to purchase, a related letter of transmittal and other offer documents), that was filed with the SEC by Zebra, and the solicitation/recommendation statement that was filed with the SEC by Fargo. These statements contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders are able to obtain these statements, as well as other filings containing information about Zebra and Fargo, without charge, at the SEC's Web site www.sec.gov. Stockholders are also able to obtain copies of these documents, at no charge, by contacting Zebra's information agent, Mellon Investor Services LLC, at (800) 261-8056. Copies of these documents may also be obtained, at no charge, by directing such requests to Zebra's Chief Financial Officer at (847) 793-6730.

        Fargo Electronics, Inc., is the world's leader in innovative technologies for desktop plastic card personalization systems. Fargo printing systems create personalized plastic identification cards complete with digital images and text, lamination, and electronically encoded information. More than 50,000 Fargo systems are currently installed throughout the U.S. and in over 100 other countries. For more information, visit Fargo's Web site at http://www.fargo.com.

        Zebra Technologies Corporation delivers innovative and reliable on-demand printing solutions to businesses and governments in more than 90 countries around the world. A broad range of applications benefit from Zebra®-brand thermal bar code label and receipt printers and Eltron®-brand plastic card printers, resulting in enhanced security, increased productivity, improved quality, lower costs and better customer service. The company, with an installed base of more than two million printers, also offers software, connectivity solutions and thermal printing supplies, including more than 1,000 label and ribbon combinations. Information about Zebra Technologies can be found at www.zebracorporation.com.

For Information, Contact:
Charles R. Whitchurch Chief Financial Officer Zebra Technologies Corporation Phone: 847.634.6700 Fax: 847.821.2545	Tony Dick Acting Chief Financial Officer Fargo Electronics, Inc. Phone: 952.946.6892 Fax: 952.941.7836

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  Exhibit 99.1(a)(5)(N)